SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Pharmaceuticals Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                 PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN
     Financial Statements for the Years Ended December 31, 2000 and 1999
                        and Independent Auditors' Report


PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
  as of December 31, 2000 and 1999                                            2

  Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2000 and 1999                              3

  Notes to Financial Statements for the Years
  Ended December 31, 2000 and 1999                                            4

SUPPLEMENTAL SCHEDULES OMITTED - The following supplemental schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 2000

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default




INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/DELOITTE & TOUCHE LLP
-----------------------------
DELOITTE & TOUCHE LLP


April 27, 2001



PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------------

                                                                2000          1999
ASSETS - Investment in The Procter & Gamble
  Master Savings Trust, at fair value                        $62,954,417   $72,134,587

LIABILITIES - Accrued administrative expenses                     57,322        64,553
                                                             -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                            $62,897,095   $72,070,034
                                                             ===========   ===========

See notes to financial statements.



PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-----------------------------------------------------------------------------------

                                                            2000           1999
ADDITIONS-
  Equity in net earnings (losses) of
    The Procter and Gamble Master Savings Trust        $ (5,394,450)   $ 10,679,020
                                                       ------------    ------------

DEDUCTIONS:
  Distributions and withdrawals to participants           3,548,668       4,051,588
  Administrative expenses                                   229,821         304,036
                                                       ------------    ------------
           Total deductions                               3,778,489       4,355,624
                                                       ------------    ------------

NET INCREASE (DECREASE)                                  (9,172,939)      6,323,396

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                   72,070,034      65,746,638
                                                       ------------    ------------

     End of year                                       $ 62,897,095    $ 72,070,034
                                                       ============    ============

See notes to financial statements.




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following brief description of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Norwich Eaton Employee Savings Plan began on August 1, 1982 and was modified effective July 1, 1985 to meet the requirements under Internal Revenue Code Section 401(k). Norwich Eaton is a wholly-owned subsidiary of The Procter & Gamble Company ("Company"). During 1986, the assets and liabilities of the Norwich Eaton Employee Savings Plan were transferred to create three plans, one for salaried employees, one for hourly employees and one for Norwich Eaton's Greenville location employees. Effective July 1, 1987, the Greenville Plan was terminated in connection with a corporate reorganization. Effective June 30, 1994, the hourly plan was merged into the salary plan which created the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS AND VESTING - In connection with the cessation of contributions to the Plan effective July 1, 1991, all participants became fully vested and no new participants were allowed in the Plan. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective July 1, 1991.

      DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

      WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

      PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

      ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the
      Plan:

         ENHANCED CASH FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

         ACTIVE FIXED-INCOME CORE FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         DISCIPLINED EQUITY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

         SMALL COMPANY EQUITY II FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

         INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by PNC Bank and to each participant's account by the Plan's recordkeeper.

      EXPENSES OF THE PLAN - Investment management expenses are paid by the Plan. All other expenses are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      ACCOUNTING POLICIES - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated August 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 2000 and 1999. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of December 31, 2000 and 1999 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

      Use of a master trust permits the commingling of investments that fund various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating Plans based upon each plan's proportionate interest in the Master Trust. The following represents the 2000 and 1999 audited financial information regarding the net assets and investment income of the Master
      Trust:

      Assets of the Master Trust at December 31, 2000 are summarized as follows:

                                                  COMPANY        JP MORGAN
                                                  STOCK FUND     FUNDS          TOTAL

      Investments, at fair value                  $ 70,011,871   $147,678,436   $217,690,307
      Accrued interest and dividends                       139          1,912          2,051
                                                  ------------   ------------   ------------

      Total                                       $ 70,012,010   $147,680,348   $217,692,358
                                                  ============   ============   ============

      Plan's investment in Master Trust           $  4,999,503   $ 57,954,914   $ 62,954,417
                                                  ============   ============   ============
      Plan's percentage ownership interest
       in Master Trust                                       7%            40%            29%
                                                  ============   ============   ============


      Investments, at fair value, held by the Master Trust at December 31, 2000 are summarized as follows:
                                                  COMPANY        JP MORGAN
                                                  STOCK FUND     FUNDS          TOTAL

      The Procter & Gamble Company
       common stock                               $ 70,010,072                  $ 70,010,072
      Mutual funds                                               $147,674,640    147,674,640
      Short-term investments                             1,799          3,796          5,595
                                                  ------------   ------------   ------------

      Total investments at fair value             $ 70,011,871   $147,678,436   $217,690,307
                                                  ============   ============   ============

      Investment loss from the Master Trust for the year ended
        December 31, 2000 is summarized as follows:
                                                  COMPANY        JP MORGAN
                                                  STOCK FUND     FUNDS          TOTAL

      Net appreciation (depreciation) in fair
       value of investments                       $(25,585,173)  $ (8,079,528)  $(33,664,701)
      Dividends                                      1,183,956                     1,183,956
      Interest                                           4,967         10,478         15,445
                                                  ------------   ------------   ------------

      Total                                       $(24,369,250)  $ (8,069,050)  $(32,465,300)
                                                  ============   ============   ============

      Plan's equity in net earnings (losses)
        of Master Trust                           $ (1,866,711)  $ (3,527,739)  $ (5,394,450)
                                                  ============   ============   ============

      Assets of the Master Trust at December 31, 1999 are summarized as follows:
                                                  COMPANY        JP MORGAN
                                                  STOCK FUND     FUNDS          TOTAL

      Investments, at fair value                  $ 95,073,504   $167,057,050   $262,130,554
      Accrued interest and dividends                     4,143            521          4,664
                                                  ------------   ------------   ------------

      Total                                       $ 95,077,647   $167,057,571   $262,135,218
                                                  ============   ============   ============

      Plan's investment in Master Trust           $  7,016,858   $ 65,117,700   $ 72,134,587
                                                  ============   ============   ============
      Plan's percentage ownership interest in
        Master Trust                                         7%             39%           28%
                                                  ============   =============  ============

      Investments, at fair value, held by the Master Trust at December 31, 1999 are summarized as follows:
                                                  COMPANY        JP MORGAN
                                                  STOCK FUND     FUNDS          TOTAL

      The Procter & Gamble Company common
        stock                                     $ 94,131,490                  $ 94,131,490
      Mutual Funds                                                167,057,050    167,057,050
      Short-term investments                           942,014                       942,014
                                                  ------------   ------------   ------------
      Total investments at fair value             $ 95,073,504   $167,057,050   $262,130,554
                                                  ============   ============   ============

      Investment income from the Master Trust for the year ended December 31, 1999 is summarized as follows:
                                                  COMPANY        JP MORGAN
                                                  STOCK FUND     FUNDS          TOTAL

      Net appreciation in fair value
        of investments                            $  15,627,185  $  23,544,487  $ 39,171,672
      Dividends                                       1,058,186                    1,058,186
      Interest                                           31,081          3,471        34,552
                                                  -------------  -------------  ------------
                                                  $  16,716,452  $  23,547,958  $ 40,264,410
                                                  =============  =============  ============
      Plan's equity in net earnings of
        Master Trust                              $   1,231,548  $       4,157  $  1,235,705
                                                  =============  =============  ============




5.    DISTRIBUTIONS PAYABLE

      Distributions payable to participants at December 31, 2000 and 1999 are approximately $86,000 and $750,000, respectively.

                                   * * * * * *

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        PROCTER & GAMBLE PHARMACEUTICALS
                                        SAVINGS PLAN


                                        /S/THOMAS J. MESS
Date:  June 26, 2001                   ---------------------------------------
                                        Thomas J. Mess
                                        Secretary for Trustees






                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche